SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 9, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 1Q13 results

São Paulo, May 9, 2013 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the first quarter 2013 (1Q13). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2012.

SBSP3: R$ 27.50 / share SBS: US$ 13.87 (ADR=2 shares) Total shares: 683,509,869 Market Value: R$ 18.7 billion Closing Price: 05/09/2013

1. Financial highlights

				R$ million
	1Q12	1Q13	Var. (R$)%
(+) Operating revenue before construction revenue	2,189.4	2,318.8	129.4	5.9
(+) Construction revenue	550.9	495.6	(55.3)	(10.0)
(=) Gross operating revenue	2,740.3	2,814.4	74.1	2.7
(-) COFINS and PASEP taxes	162.6	169.4	6.8	4.2
(=) Net operating revenue	2,577.7	2,645.0	67.3	2.6
(-) Costs, administrative and selling expenses	1,334.8	1,432.6	97.8	7.3
(-) Construction costs	539.4	486.0	(53.4)	(9.9)
(=) Costs, adm. and selling expenses and construction costs	1,874.2	1,918.6	44.4	2.4
(+) Equity result	(1.8)	(0.1)	1.7	-
(=) Earnings before financial expenses (EBIT*)	701.7	726.3	24.6	3.5
(+) Depreciation and amortization	186.5	195.2	8.7	4.7
(=) Adjusted EBITDA (**)	888.2	921.5	33.3	3.7
(%) EBITDA margin	34.5	34.8
Net income	491.9	496.2	4.3	0.9
Total shares (thousand)	683,509	683,509
Earnings per share (R$)	0.72	0.73

(*) Earnings before interest and taxes

Adjusted EBITDA Reconciliation (Non-accounting measures)

				R$ million
	1Q12	1Q13	Var. (R$)%
Net income	491.9	496.2	4.3	0.9
Financial result	(45.0)	(27.3)	17.7	(39.3)
Depreciation and amortization	186.5	195.2	8.7	4.7
Income tax and social contribution	263.3	266.2	2.9	1.1
Other operating expenses, net	(8.5)	(8.8)	(0.3)	3.5
(=) EBITDA **	888.2	921.5	33.3	3.7
(%) EBITDA margin	34.5	34.8

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution (income federal taxes); (iii) financial result and (iv) other operating expenses, net.

In 1Q13, net operating revenue reached R$ 2.6 billion, a 2.6% growth compared to 1Q12.

Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 2.4% over 1Q12.

EBIT grew 3.5%, from R$ 701.7 million in 1Q12 to R$ 726.3 million in 1Q13.

Adjusted EBITDA increased 3.7%, from R$ 888.2 million in 1Q12 to R$ 921.5 million in 1Q13.

The adjusted EBITDA margin was 34.8% in 1Q13 in comparison to 34.5% in 1Q12. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 42.4% in 1Q13 (43.3% in 1Q12).

Net income reached R$ 496.2 million in 1Q13, 0.9% higher than in 1Q12.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.2 billion in 1Q12 to R$ 2.3 billion in 1Q13, an increase of R$ 129.4 million or 5.9%.

The main factors that led to this variation were: the increase of 2.0% in the Company’s billed volume (2.1% in water billed volume and 1.9% in sewage billed volume), and the tariff adjustment of 5.15% since September 2012.

3. Construction revenue

In 1Q13, construction revenue decreased R$ 55.3 million or 10.0%, comparing to 1Q12. This variation was mainly due to lower investments in 1Q13.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 1Q12 and 1Q13.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q12	1Q13%		1Q12	1Q13%		1Q12	1Q13%
Residential	384.6	389.0	1.1	315.2	321.2	1.9	699.8	710.2	1.5
Commercial	42.9	43.1	0.5	39.7	40.0	0.8	82.6	83.1	0.6
Industrial	9.6	9.6	-	10.4	10.6	1.9	20.0	20.2	1.0
Public	13.2	12.9	(2.3)	10.1	10.1	-	23.3	23.0	(1.3)
Total retail	450.3	454.6	1.0	375.4	381.9	1.7	825.7	836.5	1.3
Wholesale	73.3	74.5	1.6	6.4	7.3	14.1	79.7	81.8	2.6
Reused water	0.1	5.6	-	-	-	-	0.1	5.6	-
Total	523.7	534.7	2.1	381.8	389.2	1.9	905.5	923.9	2.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q12	1Q13%		1Q12	1Q13%		1Q12	1Q13%
Metropolitan	293.2	296.8	1.2	248.3	252.3	1.6	541.5	549.1	1.4
Regional (2)	157.1	157.8	0.4	127.1	129.6	2.0	284.2	287.4	1.1
Total retail	450.3	454.6	1.0	375.4	381.9	1.7	825.7	836.5	1.3
Wholesale	73.3	74.5	1.6	6.4	7.3	14.1	79.7	81.8	2.6
Reused water	0.1	5.6	-	-	-	-	0.1	5.6	-
Total	523.7	534.7	2.1	381.8	389.2	1.9	905.5	923.9	2.0

(1) Unaudited

(2) Including coastal and countryside

5. Costs, administrative, selling and construction expenses

In 1Q13, costs of products and services, administrative, selling and construction expenses grew 2.4% (R$ 44.4 million). Excluding construction costs, total costs and expenses grew 7.3%. As a percentage of net revenue, cost and expenses moved from 72.7% in 1Q12 to 72.5% in 1Q13.

				R$ million
	1Q12	1Q13	Chg. (R$)%
Payroll and benefits	406.3	461.8	55.5	13.7
Supplies	40.5	44.3	3.8	9.4
Treatment supplies	44.6	64.9	20.3	45.5
Services	265.0	228.7	(36.3)	(13.7)
Electric power	150.3	144.8	(5.5)	(3.7)
General expenses	167.8	215.4	47.6	28.4
Tax expenses	35.0	40.1	5.1	14.6
Sub-total	1,109.5	1,200.0	90.5	8.2
Depreciation and amortization	186.5	195.2	8.7	4.7
Credit write-offs	38.8	37.4	(1.4)	(3.6)
Sub-total	1,334.8	1,432.6	97.8	7.3
Construction costs	539.4	486.0	(53.4)	(9.9)
Costs, administrative, selling and construction expenses	1,874.2	1,918.6	44.4	2.4
% over net revenue	72.7	72.5

5.1. Payroll and benefits

In 1Q13 payroll and benefits grew R$ 55.5 million or 13.7%, from R$ 406.3 million to R$ 461.8 million, due to the following:

•         6.17% increase in wages since May 2012, with an impact of approximately R$ 33.0 million;

•         Provision for vacation with a R$ 4.3 million impact, due to the increases in wages and headcount;

•         R$ 5.0 million increase in overtime pay; and

•         R$ 9.3 million upturn in the provision for the Defined Benefit Plan, arising from changes in actuarial assumptions.

5.2. Supplies

In 1Q13, expenses with supplies increased by R$ 3.8 million or 9.4%, when compared to the previous year, from R$ 40.5 million to R$ 44.3 million, mostly due to: (i) preventive and corrective maintenance in water and sewage systems, in the amount of R$ 2.0 million; and (ii) R$ 1.0 million higher spending on property and facility upkeep in administrative and operating areas.

5.3. Treatment supplies

Treatment supplies expenses in 1Q13 were R$ 20.3 million or 45.5% higher than in 1Q12, from R$ 44.6 million to R$ 64.9 million. The main factors for this variation were:

•         Increase of R$ 5.5 million due to the higher consumption of aluminum polychloride, mainly used at the Water Treatment Station of Guaraú, ensuring water quality in maximum flow;

•         Higher consumption of activated carbon, with an increase of R$ 3.2 million, due to weather and watershed conditions, and a price increase of approximately 11.73%;

•         Higher consumption of lime, due to the higher treated volume, associated with the price increase of approximately 7%, leading to a net upturn of R$ 1.7 million;

•         Higher consumption of iron chloride, with a net addition of R$ 1.3 million, in order to meet the quality parameters of the treatment of the water resulting from the strong rain in the city of Cubatão; and

•         Increase of R$ 8.7 million from the consumption of products, such as: (i)  hydrogen peroxide, due to the startup of 2 sewage pumping stations in Guarujá; (ii) sodium hypochlorite as a replacement of chlorine gas, due to the increased efficiency and security related to the use of a less dangerous product; and (iii) chlorine, arising from the increase in turbidity and color at the Guaraú Water Treatment Station.

5.4. Services

In 1Q13 this item decreased R$ 36.3 million or 13.7%, from R$ 265.0 million in 1Q12 to R$ 228.7 million in 1Q13. The main factors were:

•         Decrease of R$ 38.3 million, due to the reversal of the provision for expenses, following the end of the partnership with the São Paulo Municipal Government.

•         Decline of R$ 4.3 million in expenses with risk credit recovery contracts, due to the discontinuation of these contracts in several Business Units; and

•         Decrease in paving services and replacement of sidewalks in the amount of R$ 4.2 million, due to the conclusion of the paving contract with the São Bernardo do Campo Municipal Government, whose services were included in Global Sourcing.

The following services presented increases:

•         Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 4.6 million; and

•         Increase of R$ 2.0 million due to the new contracts of the Program for the Rational Use of Water – PURA in municipal entities.

5.5. Electric power

In 1Q13, this item decreased R$ 5.5 million, or 3.7%, from R$ 150.3 million in 1Q12 to R$ 144.8 million in 1Q13, due to the average decrease of approximately 25.5% in the Tariff for the Use of Distribution System (TUSD), of the consumption units by the Free Market, as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13.

5.6. General expenses

In 1Q13 general expenses increased R$ 47.6 million or 28.4%, from R$ 167.8 million in 1Q12 to R$ 215.4 million in 1Q13, due to:

•         Provision for lawsuits, in the amount of R$ 24.6 million;

•         Agreements for environmental compensation, in the amount of R$ 17.3 million; and

•         Provision for payment to the municipal fund pursuant to the Service Agreement with the São Paulo Municipal Government, in the amount of R$ 5.0 million.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$ 8.7 million or 4.7%, from R$ 186.5 million in 1Q12 to R$ 195.2 million in 1Q13, due to the higher transfer of works to the operating intangible asset in the period.

5.8. Credit write-offs

In 1Q13 credit write-offs decreased R$ 1.4 million or 13.7%, from R$ 38.8 million in 1Q12 to R$ 33.5 million in 1Q13, chiefly due to the lower need for provision.

5.9. Tax expenses

In 1Q13 tax expenses grew R$ 5.1 million or 14.6%, mainly in the municipality of São Paulo, due to: (i) 5.4% adjustment in the Municipal Real Estate Tax (IPTU) by the São Paulo Municipal Government; and (ii) expansion of the Centro Business Unit.

6. Financial revenues and expenses

				R$ million
	1Q12	1Q13	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	82.2	82.5	0.3	0.4
Interest and charges on international loans and financing	20.0	18.4	(1.6)	(8.0)
Interest rate over lawsuit	52.5	27.2	(25.3)	(48.2)
Other financial expenses	15.8	14.1	(1.7)	(10.8)
Total financial expenses	170.5	142.2	(28.3)	(16.6)
Financial revenues	75.8	64.4	(11.4)	(15.0)
Financial expenses net of revenues	94.7	77.8	(16.9)	(17.8)

6.1. Financial expenses

In 1Q13 financial expenses dropped R$ 28.3 million, or 16.6%. The main reason for this result was the lower interest related to lawsuits, mainly regarding suppliers and contractors.

6.2. Financial revenues

Financial revenues decreased by R$ 11.4 million, due to:

•         Decrease of R$ 21.8 million in interest from financial investments, due to the gradual reduction in the interest rates and the lower cash availability in the period; and

•         Increase of R$ 6.3 million in interest revenue, related to the period between the date of the 17th debenture issue, in January 2013, and its respective financial settlement in February 2013.

7. Monetary variation on assets and liabilities

				R$ million
	1Q12	1Q13	Var.	%
Monetary variation on loans and financing	8.5	24.1	15.6	183.5
Currency exchange variation on loans and financing	(159.2)	(129.6)	29.6	(18.6)
Other monetary/exchange rate variations	22.5	29.4	6.9	30.7
Variation on Liabilities	(128.2)	(76.1)	52.1	(40.6)
Variation on assets	11.5	29.0	17.5	152.2
Net Variation	(139.7)	(105.1)	34.6	(24.8)

7.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 1Q13 was R$ 52.1 million higher than in 1Q12, specially:

•         Increase in the exchange rate variation on loans and financing, in the amount of R$ 29.6 million, due to: (i) the lower appreciation of the Brazilian Real versus the US Dollar in 1Q13 (1.4%), compared with 2.9% in 1Q12; and (ii) the 10.0% appreciation of the Brazilian Real versus the Yen in 1Q13 (9.0% appreciation in 1Q12);

•         Monetary variation on domestic loans and financing increasing by R$ 15.6 million, mainly due to: (i) the increase in debt following the 17th debenture issue in February 2013; and (ii) the 1.9% IPCA rate variation in 1Q13 compared to the 1.2% variation in the same period in 2012; and

•         Expenses relating to lawsuits in the amount of R$ 4.7 million.

7.2. Monetary variation on assets

Monetary variation on assets increased by R$ 17.5 million in 1Q13 over 1Q12, chiefly due to:

•         R$ 6.8 million related to the period between the date of the 17th debenture issue (January 2013) and its financial settlement (February 2013); and

•         R$ 6.5 million related to the restatement of judicial deposits, arising from the increase in deposits related to contingencies.

8. Operating indicators

Referring to water loss ratio, it remains in line and ended the quarter at 25.5%.

It is worth noting that the Corporate Program for Water Loss Reduction raised a new loan with JICA in February 2012 amounting to R$ 710 million. The funds will support the contracting of measures foreseen in the 1st Phase of the Program, and its implementation is scheduled for the 2nd half of 2013, when the resumption of ratio drop is expected.

Operating indicators*	1Q12	1Q13%
Water connections (1)	7,526	7,726	2.7
Sewage connections (1)	5,965	6,172	3.5
Population directly served - water (2)	24.0	24.3	1.3
Population directly served - sewage (2)	20.6	21.1	2.4
Number of employees	14,725	15,065	2.3
Water volume produced (3)	770	762	(1.0)
Water losses (%)	25.7	25.5	(0.8)

(1) In thousand units

(2) In million inhabitants. Not including wholesale

(3) In millions of cubic meters.

* Unaudited

9. Loans and financing

SABESP is negotiating with the Brazilian Federal Savings Bank (CEF) and the Brazilian Development Bank (BNDES) to take out 21 loan operations in order to execute projects selected in March 2013 by the Ministry of Cities within the scope of the Growth Acceleration Plan for 2012 and 2013. Total investments are approximately R$2.7 million, of which R$2.4 million are to be financed by CEF and BNDES and R$300 million as SABESP's counterpart. Funds will be mainly applied in works of Tietê Project, Onda Limpa Program and Water Metropolitan Program. The loan agreements will be formalized during the second half of 2013.

								R$ million
INSTITUTION	2013	2014	2015	2016	2017	2018	2019 and onwards	Total
Local market
Banco do Brasil	288.5	100.3	-	-	-	-	-	388.8
Caixa Econômica Federal	87.8	79.6	58.1	57.5	60.2	63.7	628.3	1,035.2
Debentures	-	-	594.3	234.9	236.9	402.4	841.7	2,310.2
Debentures BNDES	30.7	56.8	72.6	72.6	72.6	72.6	193.8	571.7
Debentures FI FGTS	-	22.7	45.4	45.5	45.5	45.5	294.9	499.5
BNDES	33.0	44.8	45.8	46.2	46.2	46.2	184.5	446.7
Others	0.5	0.5	0.6	0.6	0.7	0.5	281.2	284.6
Interest and charges	37.8	9.4	-	-	-	-	-	47.2
Local market total	478.3	314.1	816.8	457.3	462.1	630.9	2,424.4	5,583.9
International market
BID	66.5	76.8	76.8	76.8	88.6	38.1	435.0	858.6
BIRD	-	-	-	-	-	-	58.8	58.8
Eurobonds	-	-	-	281.5	-	-	697.9	979.4
JICA	23.4	46.9	46.9	46.9	47.1	47.3	651.1	909.6
BID 1983AB	48.2	48.2	48.2	48.2	48.3	47.8	115.7	404.6
Interest and charges	34.6	-	-	-	-	-	-	34.6
International market total	172.7	171.9	171.9	453.4	184.0	133.2	1,958.5	3,245.6
Total	651.0	486.0	988.7	910.7	646.1	764.1	4,382.9	8,829.5

10. Events

Apimec Meeting May 13, 2013 1:00 pm (US EST) / 2:00 pm (Brasilia) Rua Nicolau Gagliardi, 313 Pinheiros São Paulo – Brasil Live videocast Click here to access

Conference Call in English

May 13, 2013

10:00 am (US EST) / 11:00 am (Brasilia)

Dial in: 1 (412) 317-6776

Conference ID: Sabesp

Replay available until 05/19/2013

Dial in: 1(412) 317-0088

Replay ID: 10028390

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income statement

Corporate Law Method (Law No. 6,404/76)		R$ '000
	1Q13	1Q12

Gross Revenue from Sales and Services	2,814,456	2,740,263
Water Supply - Retail	1,216,086	1,148,103
Water Supply - Wholesale	47,189	37,590
Sewage Collection and Treatment	1,014,169	957,038
Sewage Collection and Treatment - Wholesale	6,023	5,444
Construction Revenue - Water	215,686	240,572
Construction Revenue - Sewage	279,923	310,285
Other Services	35,380	41,231

Taxes on Sales and Services - COFINS and PASEP	(169,413)	(162,581)

Net Revenue from Sales and Services	2,645,043	2,577,682

Costs of Sales and Services	(1,536,866)	(1,496,439)

Gross Profit	1,108,177	1,081,243

Operating Expenses
Selling	(141,284)	(170,777)
Administrative	(240,437)	(206,991)
Other operating revenue (expenses), net	8,835	8,463

Operating Income Before Shareholdings	735,291	711,938
Equity Result	(150)	(1,760)

Earnings Before Financial Results, net	735,141	710,178
Financial, net	(102,259)	(113,953)
Exchange gain (loss), net	129,568	158,963

Earnings before Income Tax and Social Contribution	762,450	755,188

Income Tax and Social Contribution

Current	(287,541)	(263,995)
Deferred	21,292	720

Net Income (loss) for the period	496,201	491,913

Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.73	0.72

Depreciation and Amortization	(195,165)	(186,495)
Adjusted EBITDA	921,471	888,210
% over net revenue	34.8%	34.5%

Balance sheet

Brazilian Corporate Law		R$ '000

ASSETS	03/31/2013	12/31/2012

Current
Cash and Cash Equivalents	2,127,035	1,915,974
Accounts Receivable from Clients	1,067,729	1,038,945
Related Party Balance	113,603	109,273
Inventory	46,586	53,028
Restricted cash	11,151	64,977
Recoverable Taxes	7,479	118,421
Other Receivables	64,717	29,980
Total Current Assets	3,438,300	3,330,598

Non-Current
Long Term Assets:
Accounts Receivable from Clients	356,663	335,687
Related Party Balance	144,052	153,098
Judicial Deposits	55,238	53,158
Deferred income tax and social contribution	166,594	145,302
National Water Agencie - ANA	102,366	108,099
Other Receivables	100,282	111,047
	925,195	906,391

Investments	21,022	20,826
Investment properties	54,039	54,046
Intangible Assets	22,365,918	21,967,526
Permanent Assets	195,286	196,710
	22,636,265	22,239,108
Total Non-Current Assets	23,561,460	23,145,499

Total Assets	26,999,760	26,476,097

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2013	12/31/2012

Current
Contractors and Suppliers
Current portion of	210,291	295,392
long term loans	839,160	1,342,594
Salaries and Payroll Charges	302,966	267,332
Income tax and social contribution payable	44,527	-
Other taxes and contributions payable	94,819	152,710
Interest on Own Capital Payable	414,328	414,355
Provisions	722,228	565,083
Services payable	431,340	389,091
Public private partnership	41,925	24,357
Contracts agreementes payables	156,676	148,220
Other payables	131,919	159,055
Total Current Liabilities	3,390,179	3,758,189

Non-Current
Loans and Financing	7,990,403	7,532,661
Deferred Cofins/Pasep taxes	126,682	123,731
Provisions	537,456	624,071
Pension Plan Obligations	2,625,341	2,592,550
Public private partnership	303,911	331,960
Contracts agreementes payables	118,868	87,407
Other Payables	153,957	168,766
Total Non Current Liabilities	11,856,618	11,461,146

Shareholders' Equity
Capital Stock	6,203,688	6,203,688
Capital Reserves	124,255	124,255
Income reserve	5,387,634	5,387,634
Other earnings	(458,815)	(458,815)
Accrued earnings	496,201	-
Total Shareholders' Equity	11,752,963	11,256,762

Total Liabilities and Shareholders' Equity	26,999,760	26,476,097

Cash flow

Brazilian Corporate Law		R$ '000
Description	1Q13	1Q12
Cash flow from operating activities
Earnings before income tax and social contribution	762,450	755,188
Provision and provisions monetary variation	106,873	126,349
Financial charges from clients	(48,543)	(34,632)
Losses from the sale of fixed and intangible assets	474	940
Depreciation and Amortization	195,165	186,495
Interest calculated over loans and financing payable	102,818	105,520
Monetary and exchange variation over loans and financing	(105,455)	(150,699)
Variation on liabilities and interest	7,535	479
Variation on assets and interest	(7,792)	(2,144)
Provisions for bad debt	94,054	97,608
Provision for the conduct adjustment agreement (TAC)	5,600	8,878
Equity result	150	1,760
Provision for Sabesprev Mais	3,123	(2,771)
Other write-offs	(41,333)	3,050
São Paulo municipal goverment transfers	(6,399)	(9,228)
Fair value margin on intangible assets from	(9,647)	(11,474)
Pension plan obligations	65,493	25,357
Adjusted net income (generated by operating activities)	1,124,566	1,100,676

Variation on Assets and Liabilities	(187,652)	(328,143)
(Increase) decrease in assets:
Accounts receivable from clients	(94,730)	(86,318)
Balances and transactions with related parties	11,967	17,715
Inventories	6,402	2,799
Recoverable Taxes	(9,911)	(51,066)
Other accounts receivable	(18,239)	(23,397)
Judicial deposits	(2,080)	1,475
Increase (decrease) in liabilities:		-
Contractors and suppliers	(31,765)	(84,426)
Salaries and payroll charges	35,634	33,832
Pension plan obligations	(32,702)	(2,497)
Other taxes and contributions payable	(58,196)	(17,761)
Payment for services	42,249	(76,006)
Other accounts payable	(2,889)	(14,007)
Contingencies	(36,343)	(31,708)
Defered COFINS/PASEP Taxes	2,951	3,222

Others	(293,588)	(352,613)
Interest paid	(171,400)	(203,776)
Income tax and contribution paid	(122,188)	(148,837)

Net cash generated from operating activities	643,326	419,920

Cash flow from investing activities:
Acquisition of property, plant and equipment	(4,333)	(7,084)
Acquisition of intangible assets	(451,316)	(405,222)
Increase in investment	(346)	66
Restricted cash	53,826	14,731
Net cash used in investing activities	(402,169)	(397,509)

Cash flow from financing activities
Funding	1,194,758	810,284
Amortizations	(1,189,451)	(963,402)
Public and private partnership	(10,481)	-
Program contracts payables	(24,922)	-
Net cash generated (invested) at financing activities	(30,096)	(153,118)

Increase (decrease) in cash and equivalents	211,061	(130,707)
Cash and cash equivalents at the beginning of the period	1,915,974	2,142,079
Cash and cash equivalents at the end of the period	2,127,035	2,011,372
Changes in Cash and Cash Equivalents	211,061	(130,707)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 9, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.